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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 5)*

                           Larizza Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                517235  10   7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

    Ronald T. Larizza, Larizza Industries, Inc., 201 West Big Beaver Road,
               Suite 1040, Troy, Michigan 48084 (313) 689-5800
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 26, 1995
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
   CUSIP No. 517235  10  7                                    Page 2 of __ Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald T. Larizza
         ###-##-####

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) / /
                                                                 (B) /X/
   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

         N/A

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              / /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         7   SOLE VOTING POWER
      NUMBER OF
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY               11,183,083
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        10   SHARED DISPOSITIVE POWER
                              11,183,083

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
         11,183,083

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                           / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.6%

  14    TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
   CUSIP No. 517235  10  7                                    Page 3 of __ Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Voting Trust, under the Amended and Restated Voting Trust Agreement, dated as of May 4, 1994, among Ronald T. Larizza, Edward L. Sawyer, Jr., The Alexander Sawyer Trust, Dorothy M. Sawyer, Larizza Industries, Inc. and 18 officers of employees of Larizza Industries, Inc. or its subsidiaries.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) / /
                                                                 (B) /X/

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*

         N/A

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               / /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Governed by Ohio law

                         7   SOLE VOTING POWER
       NUMBER OF
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY               3,272,177*
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        10   SHARED DISPOSITIVE POWER
                              3,272,177*

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
         3,272,177*

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%

  14    TYPE OF REPORTING PERSON*
         00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Included in shares beneficially owned by Ronald T. Larizza on the prior page.

CUSIP NO. 517235 10 7                                                  Page 4




Item 1. Security and Issuer.

       The title of the class of equity securities to which this statement relates is Common Stock, no par value ("Common Stock"), of Larizza Industries, Inc., an Ohio corporation (the "Company"). The address of the Company's principal executive offices is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084.

Item 2. Identity and Background.

       This statement is being filed by Ronald T. Larizza ("Larizza"), (i) individually, (ii) as settlor and trustee of a revocable trust under a Trust Agreement, dated July 20, 1989, between Ronald T. Larizza as grantor and Ronald
T. Larizza as trustee (the "Revocable Trust"), and (iii) as voting trustee under the Amended and Restated Voting Trust Agreement, dated as of May 4, 1994, among Larizza, Edward L. Sawyer, Jr. ("Sawyer"), the Alexander Sawyer Trust under an Irrevocable Trust Agreement dated July 21, 1987 (the "Alexander Sawyer Trust"), Dorothy M. Sawyer and 18 officers and employees of the Company and its subsidiaries and some of their spouses and trusts (collectively, the "Other Parties") and the Company (the "Voting Trust"). This statement is also being filed by the Voting Trust. The Company's, Larizza's, the Revocable Trust's and the Voting Trust's principal business and office address is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084.

       Larizza's principal occupation or employment is Chairman of the Board Chief Executive Officer and a Director of the Company, a designer and manufacturer of high-quality, plastic-based components and systems used in the interiors of automobiles, light trucks, sport utility vehicles and mini-vans. The Revocable Trust is a revocable trust governed by Florida law which currently holds Common Stock. Larizza is the settlor, trustee and a beneficiary of the Revocable Trust. The Voting Trust is a voting trust governed by Ohio law (i) governing Common Stock of Sawyer and of the Alexander Sawyer Trust and some of the Common Stock of the Other Parties, (ii) granting Larizza the right to vote the Common Stock subject to the Voting Trust, and (iii) requiring Larizza's consent to any sale, transfer, pledge or other disposition of any Common Stock subject to the Voting Trust at any time until the December 31, 1998 expiration of the Voting Trust. Larizza is the voting trustee and a beneficiary of the Voting Trust, and Sawyer, the Alexander Sawyer Trust and the Other Parties are the settlors and are also beneficiaries of the Voting Trust.

       None of Larizza, the Revocable Trust or the Voting Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Larizza, the Revocable Trust or the Voting Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 517235 10 7                                                  Page 5


        Larizza is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        This statement is being filed to report that Collins & Aikman Products Co. ("Parent"), LRI Acquisition Corp. ("Merger Sub") and the Company entered into an Agreement and Plan of Merger, dated September 26, 1995 (the "Merger Agreement"). Subject to the terms and conditions of the Merger Agreement and to the approval of the Company's shareholders, Merger Sub will be merged into the Company, and the Company's outstanding Common Stock will be converted into the right to receive $6.50 a share in cash. Subject to the fiduciary obligations of the Company's Board of Directors, the Merger Agreement generally requires the Company's Board of Directors to recommend approval of the Merger Agreement by the Company's shareholders, prohibits the Company from soliciting other business combination transactions and requires the Company to pay Parent up to $6,000,000 if the Merger Agreement is terminated in connection with specified business combination transactions. At the effective time of the merger, the Company's Articles of Incorporation and Code of Regulations will be amended and restated in the manner required by Parent and Merger Sub and the officers and directors of Merger Sub will become the officers and directors of the Company. It is also expected that at the effective time of the merger, the Common Stock will be delisted from the American Stock Exchange, the registration of the Common Stock under the Securities Exchange Act of 1934 will be terminated and the Company's lenders under its existing financing facilities will be repaid.

        In consideration of Parent and Merger Sub entering into the Merger Agreement, Larizza, individually and as trustee under the Revocable Trust, entered into a Stock Agreement, dated as of September 26, 1995, with Parent (the "Option"). Subject to the terms and conditions of the Option, Larizza granted Parent the right to purchase, at $6.50 a share, the Common Stock he owns individually and as trustee of the Revocable Trust until February 29, 1996 or such other date upon which the parties agree. The Parent must give Larizza between two business days and 60 calendar days' notice of the exercise of the option. Pursuant to the Option, Larizza has agreed to vote all of the Common Stock owned by him or the Revocable Trust and all of the Common Stock he has the power to vote under the Voting Trust in favor of the Merger Agreement and the related merger at a meeting of shareholders of the Company called to consider and vote upon such merger.

Item 4. Purpose of Transaction.

        Larizza entered into the Option primarily in consideration of Parent and Merger Sub entering into the Merger Agreement and to facilitate the merger of Merger Sub into Larizza and the conversion of the outstanding Common Stock into the right to receive $6.50 a share in cash.

        Except in connection with the Merger Agreement or the Option described in Item 3, Larizza and the Voting Trust have no current plan or proposal to acquire or dispose of additional Common Stock, although, from time to time, Larizza may dispose of some or all of the shares of Common Stock which he

CUSIP NO. 517235 10 7                                                Page 6


beneficially owns pursuant to existing pledges of Common Stock (see Item 6) and, with Larizza's consent, shares may be withdrawn from the Voting Trust, subject to the terms of the Option. The Company has entered into the Merger Agreement, described in Item 3, and Larizza and the Revocable Trust have entered into the Option, described in Item 3. Larizza currently has substantial influence over the management and operations of the Company and participates in the formulation, determination and direction of the Company's business policies.

       Other than as described above (including, without limitation, in connection with the Merger Agreement and the Option as described in Item 3), neither Larizza nor the Voting Trust has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or Code of Regulations or other actions which are intended to impede the acquisition of control of the Company by any person, (vii) causing Common Stock to be delisted from the American Stock Exchange, (viii) causing any of the Company's equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.

Item 5. Interest in Securities of the Issuer.

       The number of shares and percentage of Common Stock beneficially owned by Larizza, the Revocable Trust and the Voting Trust are as follows:



                               Number                Percent(1)
                             ----------              -------
Larizza                         167,500                0.8%
Revocable Trust               7,743,406               35.0%
Voting Trust                  3,272,177               14.8%
                             ----------               ----

       Total                 11,183,083               50.6%
                             ==========               ====


(1) Based on the 22,088,107 shares of Common Stock reported as outstanding as of July 31, 1995 pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

       Subject to the voting agreement and the transfer restrictions contained in the Option described in Item 3, Larizza, individually and through the Revocable Trust, has sole voting and dispositive power over the 7,910,906 shares of Common Stock listed above as beneficially owned by Larizza or the Revocable Trust. Subject to the voting agreement contained in the Option and

CUSIP NO. 517235 10 7                                                   Page 7


described in Item 3, Larizza, through the Voting Trust, has sole voting power over the 3,272,177 shares of Common Stock listed above as beneficially owned by the Voting Trust, and such shares may not be sold, transferred, pledged or otherwise disposed of without Larizza's consent.

     The voting power and dispositive power over all of these shares is subject to the terms of the Option with Parent, as described in Item 3. Parent is a wholly-owned subsidiary of Collins & Aikman Corporation which is engaged in three businesses. In automotive products, it is the largest supplier of its five basic interior trim products to the North American auto industry. In interior furnishings, it is the largest manufacturer of residential upholstery fabrics and six-foot commercial carpet in the United States. In wallcoverings, it is the largest U.S. producer of residential wallpaper. Parent's principal business and office address is 701 McCullough Drive, P.O. Box 32655, Charlotte, North Carolina 28232.

     The power to dispose to the shares of Common Stock subject to the Voting Trust is shared with Sawyer, the Alexander Sawyer Trust, its trustee, Robert H. Jackson ("Jackson") and the Other Parties. Edward L. Sawyer, Jr.'s principal occupation or employment is investor and consultant. Sawyer is also Vice Chairman of the Board, Secretary and a Director of the Company, a designer and manufacturer of high-quality, plastic-based components and systems used in the interiors of automobiles, light trucks, sport utility vehicles and mini-vans. The Alexander Sawyer Trust is an irrevocable trust governed by Ohio law and holding Common Stock, among other assets, with Sawyer as the settlor, Jackson as trustee and Mr. Sawyer's son as sole beneficiary. Jackson, as trustee of the Alexander Sawyer Trust, has the power to dispose or direct the disposition of the 200,000 shares of Common Stock subject to the Alexander Sawyer Trust subject to Sawyer's approval. Jackson's principal occupation or employment is partner of Kohrman Jackson & Krantz, a law firm. The Other Parties are Dorothy
M. Sawyer, Sawyer's ex-wife, Edward W. Wells, the Company's President, Chief Operating Officer and Assistant Secretary and a Director of the Company, and his wife Angela, Terence C. Seikel, the Company's Vice President, Finance,
Treasurer and Assistant Secretary, as trustee of the revocable trust, dated February 15, 1993, Prudential Securities, as custodian of Terence C. Seikel, I.R.A., and the following employees of the Company or a subsidiary of the
Company: Vincent L. Donovan, William H. Kett and his wife Gail, Larry Phillips and his wife Sheila, Gundy Co., in trust for Michael James Prokopetz, Michael James Prokopetz and his wife Nicole, Peter Ballantyne, Mary Jane Vicary and her husband Michael, Sandra A. Costill, Norman K. Krol and his wife Linda, Prudential Securities, Inc., to be deposited in Norman K. Krol, I.R.A.,
Houssein Reza Nikoui, John C. Taylor, Michael Leitart and his wife Lisa, James
L. Curtis, Richard J. Loria, John R. Palmer, Robert T. Howell and his wife Michele, and Jeff Horton and his wife Donna. The Alexander Sawyer Trust's, Jackson's and Kohrman Jackson and Krantz's principal business address is One Cleveland Center, 20th Floor, Cleveland, Ohio 44114. Sawyer's business address is 1375 East 9th Street, Suite 2000, Cleveland, Ohio 44114. The Company's and the Other Parties' (other than Dorothy M. Sawyer's) principal business address is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084. Dorothy M.

CUSIP NO. 517235 10 7                                                 Page 8

Sawyer's address is 3058 Van Aken Boulevard, Shaker Heights, Ohio 44120.

     To Larizza's and the Revocable Trust's actual knowledge, none of Parent, Sawyer, the Alexander Sawyer Trust, Jackson or the Other Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To Larizza's and the Revocable Trust's actual knowledge, none of Parent, Sawyer, the Alexander Sawyer Trust, Jackson or the Other Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Parent is incorporated under the laws of the State of Delaware. Messrs. Donovan, Kett, Phillips, Prokopetz, Ballantyne, Nikoui, Taylor and Horton are all citizens of Canada. Sawyer, Jackson and the Other Parties not listed in the preceding sentence are citizens of the United States of America.

     No transactions in the Common Stock have been effected in the past sixty days by Larizza, the Revocable Trust or the Voting Trust, except for entering into the Option (described in Item 3). No other transactions in the Common Stock have been effected by Larizza, the Revocable Trust or the Voting Trust since the filing of Amendment 4 to Larizza's Schedule 13D dated June 2, 1994.

     Except for the right of Parent to acquire the Common Stock pursuant to the Option (as described in Item 3) and except for the rights (after a default) of the pledgees of Common Stock described in Item 6 as pledged, only the Revocable Trust and Larizza are known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock set forth in the table above as owned by Larizza or the Revocable Trust. Except for the rights (after a default) of the pledgees of Common Stock described in Item 6 as pledged, all rights in the shares of Common Stock subject to the Voting Trust not specifically granted to Larizza (as described above in this Item 5) are retained by Sawyer, the Alexander Sawyer Trust and the Other Parties, including the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, such Common Stock.

     The Company has covenanted in the Merger Agreement not to without the prior written consent of Parent declare or pay any dividend or other distribution with respect to the Common Stock prior to the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     A description of the Revocable Trust and the parties to the Revocable Trust is contained in Item 2 above. A description of the Voting Trust and the parties to the Voting Trust is contained in Items 2 and 5 above. A description of the Alexander Sawyer Trust and the parties to the Alexander Sawyer Trust is contained in Item 5 above. A description of the Option and the parties to the Option is contained in Items 3 and 5 above.

CUSIP NO. 517235 10 7                                                 Page 9


       In addition, to secure various personal loans (none of which was obtained to purchase Common Stock), Larizza, through the Revocable Trust, has pledged the following shares of Common Stock to the person and banks listed opposite such shares below:

                                                Number
                    Person or Bank             of Shares
                    --------------             ---------
          Baybank Middlesex                    1,000,000
          Steven J. Lebowski                     814,027
          Prudential Securities Incorporated     490,500
          National City Bank, Akron              165,000


       In addition, to secure various personal loans (none of which was obtained to purchase Common Stock), Sawyer's ex-wife has pledged 250,000 shares of Common Stock currently subject to the Voting Trust to Baybank Middlesex and Sawyer has pledged the following shares of Common Stock currently subject to the Voting Trust to the banks listed opposite such shares below:


                                                Number
                    Person or Bank             of Shares
                    --------------             ---------
              Baybank Middlesex                 250,000
              National City Bank, Akron          82,500



Item 7. Material to be Filed as Exhibits.

The following exhibits are filed with this statement:

       1. Amended and Restated Voting Trust Agreement, dated as of May 4, 1994, among Sawyer, the Alexander Sawyer Trust, Larizza, the Other Parties and the Company, incorporated by reference to Exhibit 9.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

       2. Agreement and Plan of Merger among the Company, Merger Sub and Parent, dated September 26, 1995.


       3.      Stock Agreement, between Larizza and Parent, dated September 26,
1995.

       4.      Agreement to file jointly.

CUSIP NO. 517235 10 7                                                 Page 10




                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 3, 1995                        /s/ RONALD T. LARIZZA
                                               ---------------------------------
                                               Ronald T. Larizza


Dated:  October 3 , 1995                     Voting Trust, under the Amended
                                             and Restated Voting Trust
                                             Agreement, dated as of
                                             May 4, 1994


                                             By: /s/ RONALD T. LARIZZA
                                                 ----------------------------
                                                 Ronald T. Larizza

                                                 Its:  Voting Trustee

CUSIP NO. 517235 10 7                                                 Page 11


                                Exhibit Index


Exhibit     Description
-------     -----------

  1. Amended and Restated Voting Trust Agreement, dated as of May 4, 1994, among Sawyer, the Alexander Sawyer Trust, Larizza, the Other Parties and the Company, incorporated by reference to Exhibit 9.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.


  2. Agreement and Plan of Merger among the Company, Merger Sub and Parent, dated September 26, 1995.


  3.        Stock Agreement, between Larizza and Parent, dated September
            26, 1995.


  4.        Agreement to file jointly.